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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50269

RECEIVED FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Partners, L.P.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	New Jersey	07626
(City)	(State)	(Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post — (201) 871-0866
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2004

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (a New Jersey limited partnership) (the Partnership), as of December 31, 2004. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Partners, L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2005

ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	568,213
Deposits with clearing organizations		955,035
Securities owned, at market value (notes 4 and 6)		199,587,357
Investments, at fair value		8,534,904
Receivables from brokers, dealers, and clearing organizations (notes 5 and 6)*		194,531,997
Receivable from affiliate (note 3)		126,959
Dividends and interest receivable		1,148,327
Other assets		1,987
Total assets	$	405,454,779

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at market value (notes 4 and 6)	$	74,018,044
Payables to brokers, dealers, and clearing organizations (notes 5 and 6)*		172,480,237
Payable to affiliates (note 3)		375,727
Dividends and interest payable		142,052
Accounts payable, accrued expenses, and other liabilities		50,439
Total liabilities		247,066,499
Partnership capital:		
General partner		7,593
Limited partners		158,380,687
Total partnership capital (note 7)		158,388,280
Total liabilities and partnership capital	$	405,454,779

*Includes $101,547,725 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization and Nature of Business

Alpine Partners, L.P. (the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corp.) is a corporation whose sole shareholder is also a limited partner.

The Partnership trades securities, convertible debt, options, and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

The Partnership is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Partnership has entered into a joint back-office agreement with Bear Stearns Securities Corp. to facilitate certain of its trading activities.

(2) Significant Accounting Policies

Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at fair value as determined by the general partner.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates.

Cash Equivalents

The Partnership considers short-term investments with maturities of less than three months to be cash equivalents.

Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying statement of financial condition. As a New Jersey limited partnership, the Partnership is subject to a minimal New Jersey tax filing fee.

Preparation of a Statement of Financial Condition

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Transactions with Related Parties

The Partnership is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between the Partnership and an affiliate of the Partnership's general partner. This affiliate (the trading advisor) provides research assistance and advice in connection with deal arbitrage transactions and trading decisions for the Partnership in return for a management fee. The trading advisor is also engaged as trading advisor for six other entities in a business similar to the Partnership's. Similar trading strategies may be employed by the trading advisor for these six other entities. The management fee, which is included in the accompanying statement of income, is determined monthly and is limited to a maximum of 0.2% of the Partnership's average capital balance during such month.

Pursuant to agreements between the Partnership and five of the six other entities engaged in a business similar to that of the Partnership (the Agreements), the Partnership will share with the five other entities all realized and unrealized gains and losses derived from its distressed securities in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed debt shall, at the end of each calendar month, receive from, or pay to, as appropriate, the Partnership, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro-rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to the Partnership, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current LIBOR rate applied to the Partnership's pro-rata allocation of the underlying distressed securities and futures portfolio.

An agreement exists between the Partnership and another affiliate of the Partnership's general partner. This affiliate (the administrative affiliate) performs various administrative services including research, back-office operations, trade executions, and other personnel services for, and furnishes office space, to the Partnership. The Partnership shares services provided by the administrative affiliate with six other entities engaged in a business similar to the Partnership's. The Partnership's cost is computed based upon an agreement among the entities.

The Partnership lends cash to, and borrows cash from, certain affiliates for which the Partnership collects, or pays interest monthly on unsettled balances. All such loans are unsecured. Balances due as of year December 31, 2004 are as follows:

		Balance December 31, 2004
Due from:		
Alpine Associates, A Limited Partnership	$	126,959
Due to:		
Trading advisor	$	314,136
Administrative affiliate		36,949
Sole shareholder of general partner		4,167
Alpine Associates Offshore Fund, Ltd.		9,941
Alpine Associates Offshore Fund II, Ltd.		735
Alpine Associates II L.P.		2,566
Palisades Partners, L.P.		7,233
	$	375,727

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and arbitrage securities at quoted market values and are as follows:

		Securities owned	Securities sold, not yet purchased
Equities	$	450,828,443	327,893,984
Short against the box		(253,875,940)	(253,875,940)
Options		21,235	—
Convertible Bonds		2,613,619	—
	$	199,587,357	74,018,044

Short against the box represent equity securities sold, not yet purchased, for which the Partnership has a corresponding equity securities-owned position.

(5) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2004, receivables from and payables to brokers and dealers included approximately $187.4 million of securities borrowed and approximately $166.9 million of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $101.5 million of securities borrowed which have been reloaned to other counterparties.

(6) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve execution, settlement and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose the Partnership to counterparty risk. Such counterparties represent principally major brokerage institutions. The Partnership monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

The Partnership may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Partnership monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

The Partnership enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. The Partnership will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. The Partnership also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition. The following notional amounts of these derivatives as of December 31, 2003 are not reflected on the statement of financial condition but are indicators of volume of transactions.

Stock Options	$ 16,483,840
Swaps	6,994,711

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2004, the Partnership has received securities with a market value of approximately $181.5 million related to its securities borrowed transactions. As of December 31, 2004, the Partnership has pledged securities with a market value of approximately $164.6 million related to its securities loaned transactions.

(7) Net Capital

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2004, the Partnership's net capital was $114,811,817, which was $114,561,817 in excess of regulatory requirements. Capital may not be withdrawn from the Partnership to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp. and Credit Suisse First Boston, LLC (collectively, "the Brokers") (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(8) Fair Value of Financial Instruments

All financial instruments are carried at fair value.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5**

The Partners
Alpine Partners, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Partners, L.P. (the Partnership) for the year ended December 31, 2004, we considered the Partnership's internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The General Partner is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

KPMG LLP

February 21, 2005